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SEC
Mail Processing
Section

FEB 25 2010

Washington, DC
122

10027433

SECU   SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53274

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2009_____ AND ENDING_____12/31/2009_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercator Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 Richmond Street West, Suite 601

(No. and Street)

Toronto   Ontario (Canada)   M5H 2K1

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Manni Buttar   416-640-7437

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

parker simone LLP

(Name – if individual, state last, first, middle name)

129 Lakeshore Rd. East, Suite 201 Mississauga   Ontario (Canada) L5G 1E5

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Manni Buttar_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Mercator Associates, LLC_____ , as
of ___December 31_____ , 20 _09___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Managing Director
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Mercator Associates, LLC

(SEC I.D. No. 8 - 53274)

Statement of Financial Condition
(Expressed in U.S. Dollars)

As at December 31, 2009

Filed pursuant to Rule 17a(5)(e)(3) under
the Securities Exchange Act of 1934
as a **PUBLIC DOCUMENT**

parker simone LLP

Chartered Accountants
129 Lakeshore Road East
Suite 201 Mississauga Ontario
L5G 1E5
T 905 271.7977
F 905 271.7677

Independent Auditors' Report

To the Members of
Mercator Associates, LLC

We have audited the accompanying statement of financial condition of Mercator Associates, LLC (the "Company") as at December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Mercator Associates, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

parker simone LLP

Mississauga, Canada
February 19, 2010

Chartered Accountants,
Licensed Public Accountants

-2-

parker simone LLP

Mercator Associates, LLC

Statement of Financial Condition
(Expressed in U.S. Dollars)

As at December 31, 2009

Assets		
Cash	$	221,227
Securities owned, at market *(Note 3)*		28,593
Accounts receivable		6,431
Receivable from clearing broker *(Note 5)*		1,024,853
	$	1,281,104
Liabilities and Members' Equity		
Liabilities		
Security sold short, not yet purchased at market *(Note 3)*	$	14,792
Accounts payable and accrued liabilities		598,947
		613,739
Members' Equity		667,365
	$	1,281,104

Guarantee *(Note 5)*
Commitments *(Note 6)*
Subsequent Events *(Note 9)*

See accompanying notes to financial statements

parker simone LLP

Mercator Associates, LLC

Notes to Statement of Financial Condition

As at December 31, 2009

1. Organization

Mercator Associates, LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware. Under the Articles of Organization, the Company shall automatically terminate on January 1, 2052. Members may elect to terminate the Company sooner or continue the Company upon termination as provided in the Articles. Net profit and losses shall be allocated to members in proportion to their membership interest.

The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), NYSE Arca, Nasdaq Stock Market, Inc., the BATS Exchange, Inc. and the Securities Investor Protection Corporation. The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1. The Company's primary source of revenue is commission fees from securities trade executions for institutional clients and principal trading of securities. The Company clears substantially all of its transactions through a security clearing broker, Penson Financial Services, Inc. ("Penson") on a fully disclosed basis. Accordingly, the Company does not hold customer securities or perform custodial functions related to customer accounts pursuant to SEC Rule 15c3-3(k)(2)(I).

The Company maintains offices in Toronto, Canada and New York City, New York, USA.

2. Summary of Significant Accounting Policies

Basis on Presentation
The Company maintains its financial records in United States dollars. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. The significant accounting policies are as follows:

(a) Securities Transactions and Revenue Recognition

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Commission and principal trading transaction revenues and related direct rebates and trade execution charges are recorded on a trade-date basis. Securities owned and sold short, not yet purchased are recorded at market value. Realized and unrealized gains and losses are included in income in the year in which changes occur.

Interest revenue is recorded on the accrual basis of accounting as earned.

-4-

Mercator Associates, LLC

Notes to Statement of Financial Condition

As at December 31, 2009

2. **Summary of Significant Accounting Policies** (continued)

   (b) Fair values of financial assets and liabilities:

   The fair values of financial assets and liabilities approximate the carrying amounts due to their short-term demand nature or imminent maturity.

   SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

   (i) Level 1:

   Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgement.

   (ii) Level 2:

   Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

   (iii) Level 3:

   Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

   All of the Company's financial assets and liabilities (other than securities owned and securities sold short, not yet purchased which are recorded at level 1 market values (Note 3)) are carried at cost which approximates fair value as they are payable on demand or due to their short-term nature or imminent maturity.

Mercator Associates, LLC

Notes to Statement of Financial Condition

As at December 31, 2009

2. **Summary of Significant Accounting Policies** (Continued)

    (c) Income Taxes

        The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax base. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

    (d) Translation of Foreign Currency

        Monetary assets and liabilities related to foreign currency transactions are translated into U.S. dollars at the exchange rates in effect at the balance sheet date.

        Non-monetary assets and liabilities related to foreign currency transactions and revenue and expenses related to foreign currencies are translated into U.S. dollars at the exchange rates prevailing at the transaction dates.

        Gains or losses resulting from foreign currency translation are included in net income.

    (e) Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United State of America required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Mercator Associates, LLC

Notes to Statement of Financial Condition

As at December 31, 2009

3. **Securities Owned and Securities Sold Short, Not Yet Purchased, at Market Value**

	Securities Owned	Securities Sold Short
US Equity Securities, Level 1 market values	28,593	14,792

Securities sold, not yet purchased, involve an obligation to purchase such securities at a future date. Such securities are exposed to market risk to the extent subsequent market fluctuations may require the Company to repurchase the securities at prices in excess of the market value reflected on the statement of financial condition. The Company will incur a loss if the market value of the securities sold, not yet purchased, subsequently increases.

4. **Concentrations of Credit Risk**

The Company maintains cash balances and deposits with financial institutions and its clearing broker. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material losses from these instruments.

Substantially all of the clearing custodial and depository operations of the Company are performed by Penson as clearing broker pursuant to an operating agreement. The clearing broker reviews, as considered necessary, the credit standing of the counter-parties with which the Company conducts business.

Credit risk on financial instruments is the risk of financial loss occurring as a result of default of a counter party on its obligation to the Company. Credit risk is managed by dealing only with counter parties the Company believes to be creditworthy, by obtaining sufficient and satisfactory collateral and by daily monitoring of credit exposure and collateral.

The Company's exposure to credit risk associated with the non-performance by counter-parties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if a counter-party failed to perform its obligations under contractual terms.

As of December 31, 2009, the Company's most significant counter party concentrations are with Penson, its clearing broker.

Mercator Associates, LLC

Notes to Statement of Financial Condition

As at December 31, 2009

5. Clearing Agreement

Pursuant to an agreement between the Company and Penson, substantially all securities transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through Penson. The Company is exempt from provisions of SEC Rule 15c3-3 and is not responsible for compliance with Section 40 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Penson. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

The Company has provided a guarantee to its clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, management considers the potential to be remote for the Company to be required to make payments under this agreement. Accordingly, no contingent liability is carried on the balance sheet related to these transactions.

Receivable from clearing broker of $1,024,853 includes a cash deposit of $717,252 as at December 31, 2009.

6. Commitments

The Company has entered into office leases in New York City, New York and Toronto, Canada with contractual renewal terms under one year in length for a 2010 commitment of $22,900.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital, as defined under this Rule shall not exceed 15 to 1. Under the basic method, the Company is required to maintain minimum net capital, as define, equal to the greater of $250,000 and 6.67% of aggregate indebtedness. At December 31, 2009, the Company had net capital of approximately $607,028, which is $357,028 in excess of the required minimum net capital of $250,000. The Company's net capital ratio of aggregate indebtedness to net capital was 0.99 to 1.

FINRA, the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than the greater of 5% of the calculated aggregate debits and 120% of required minimum net capital.

Mercator Associates, LLC

Notes to Statement of Financial Condition

As at December 31, 2009

8. **Income Taxes**

For US income tax purposes, income taxes are the liability of the individual member. Accordingly, no provision for US federal taxes is reflected in the statement of operations. State and city income taxes are provided at the reduced rate applicable to limited liability companies.

For Canadian income tax purposes, the Company files a stand alone tax return. The Company is taxed as a private corporation in Canada with income taxes provided at the statutory combined federal and provincial income tax rate of approximately 33.0% based upon income allocable to Canada.

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), Accounting for *Uncertainty in Income Taxes*, and interpretation of FASB Statement No. 109. FIN 48 applies to all tax positions accounted for in accordance with FASB Statement No. 109. FIN 48 is effective for the Company commencing the year ended December 31, 2009. The Company has assessed the impact of FIN 48 and determined there is no material impact on its financial condition or results of operations.

9. **Subsequent Events**

In accordance with implementing ACS 855/ SFAS No. 165, "Subsequent Events" as of January 1, 2009. The Company evaluated subsequent events through to February 19, 2010, the date the financial statements were issued. Management noted no material subsequent events requiring recognition or disclosure in the Company's financial statements.